UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Lawrence, Joseph A.
   1121 Bellview Road
   McLean, VA  22102
   USA
2. Issuer Name and Ticker or Trading Symbol
   Journal Register Company
   (JRC)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |      |    |                  |   |           |3,750              |D     |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Time-based options (righ|$17.625 |     |    |           |   |(1)  |09/15|Common Stock|10,000 |       |10,000      |D  |            |
t to buy)               |        |     |    |           |   |     |/07  |            |       |       |            |   |            |
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Time-based options (righ|$22.50  |     |    |           |   |(2)  |05/01|Common Stock|10,000 |       |10,000      |D  |            |
t to buy)               |        |     |    |           |   |     |/08  |            |       |       |            |   |            |
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Time-based options (righ|$14.72  |     |    |           |   |(3)  |05/03|Common Stock|10,000 |       |10,000      |D  |            |
t to buy)               |        |     |    |           |   |     |/09  |            |       |       |            |   |            |
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Time-based options (righ|$14.62  |05/01|A   |10,000     |A  |(4)  |05/01|Common Stock|10,000 |       |10,000      |D  |            |
t to buy)               |        |/00  |    |           |   |     |/10  |            |       |       |            |   |            |
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
Explanation of Responses:
     (1)  Options  to  purchase   shares  of  Common  Stock  vested  and
became exercisable  as to 20% of such options on September 15 of each of
1998, 1999 and 2000 to the extent of 20% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.
     (2)  Options  to  purchase   shares  of  Common  Stock  vested  and
became exercisable  on May 1 of each of 1999 and 2000 to the extent of 20%
of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options
granted.
     (3) Options to purchase shares of Common Stock vested and became exercisable on May 3, 2000 to the extent of 20% of the total number of options granted and the remainder will vest and become  exercisable  on each successive anniversary to the extent of 20% of the total number of options
granted.
     (4) Options to purchase shares of Common Stock will vest and become exercisable on May 1, 2001 to the extent of 20% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options
granted.
SIGNATURE OF REPORTING PERSON
/s/ Joseph A.  Lawrence
DATE
February 14, 2001